

October 6, 2010

Gary S. Jacob
President and CEO
Synergy Pharmaceuticals, Inc.
420 Lexington Ave., Suite 1609
New York, NY 10170

> **Re:** **Synergy Pharmaceuticals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 333-131722**

Dear Mr. Jacob:

We have reviewed your August 30, 2010 response to our July 30, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information and draft disclosure, or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide us in response to our comments, we may have additional comments.

Compensation Discussion and Analysis, page 52

1. We note your response to comment 6. Please provide us proposed draft disclosure for your amendment that expands the discussion to indicate when the independent executive compensation assessment report was prepared, the age of the data used to prepare the report, and to describe specifically how you computed "an adjustment for the earlier time period for the collected data of that report."

2. We note your statement that the independent executive compensation assessment report "provided useful comparative data for analyzing how our salaries compared with other peer companies…." You also state that: Based on data from the Executive Compensation report, the Compensation Committee was able to compare the overall compensation for the top management positions described above. This included the following compensation variables: 1) base salary, 2) Target Incentive (% of Salary), 3) Target Incentive ($), 4) Total Cash Compensation, 5) Long-term incentives, and 6) Total Direct Compensation. Please provide us proposed draft disclosure for your amendment that expands the discussion to state how the compensation variables you refer to were utilized in your analysis. For example, what were the respective targets and incentives

that you set for your management and was the comparison made for each compensation variable or in the aggregate. In addition, as previously requested, please disclose where you positioned your compensation levels relative to the compensation levels in the "peer group," e.g. the sixty-fifth percentile.

Notes to the Financial Statements

9. Related Parties, page F-20

3. Please tell us the qualitative and quantitative factors that account for the significant difference in your recent market value of $225 million and the recent market value of Callisto Pharmaceuticals, your majority shareholder, of $16 million. Also, please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q as to whether Synergy and Callisto have the same or similar management teams and employees, and product pipelines.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact John Krug, Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant